SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From:  October 18, 2006
IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F- ☐	Form 40-F- ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-                 .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: October 18, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President and Corporate Secretary

October 18, 2006
IVANHOE MINES AND RIO TINTO FORM STRATEGIC PARTNERSHIP TO
DEVELOP MONGOLIAN COPPER-GOLD RESOURCES
RIO TINTO TO MAKE A STAGED INVESTMENT OF UP TO US$1.5 BILLION
IN IVANHOE MINES TO FUND CONSTRUCTION
OF THE OYU TOLGOI MINING COMPLEX
LONDON, ENGLAND & ULAANBAATAR, MONGOLIA — Robert Friedland, founder and Chairman of Ivanhoe Mines, and John Macken, Ivanhoe’s President and CEO, announced today that world mining leader Rio Tinto has agreed to form a strategic partnership by investing in Ivanhoe and, through an Ivanhoe-Rio Tinto Technical Committee, will jointly engineer, construct and operate Ivanhoe’s Oyu Tolgoi copper-gold mining complex in Mongolia’s South Gobi region. The agreement creates a defined path for Rio Tinto to become the largest shareholder in Ivanhoe Mines.
Provisions of the agreement between Ivanhoe Mines (IVN: TSX, NYSE & NASDAQ) and London-based Rio Tinto (RTP: NYSE; RIO: LSX, ASX) require Rio Tinto to make an immediate investment in the equity of Ivanhoe Mines of approximately US$303 million (CDN$345 million), an amount that will increase, under defined conditions, to up to approximately US$1.5 billion (CDN$1.7 billion).
“This partnership with Rio Tinto is the most significant strategic step in Ivanhoe’s 13-year history,” Mr. Friedland said.
“We have long believed that the right partnership would bring important benefits to the Oyu Tolgoi project, the people of the South Gobi region and all of Mongolia. We said in a formal statement three years ago that Ivanhoe was evaluating strategic partnerships with qualified companies that had relevant experience and resources to help ensure completion of a successful mining complex at Oyu Tolgoi. Today’s announcement marks the realization of that vision.”
Tom Albanese, Rio Tinto Director, Group Resources, who will be joining the Ivanhoe board of directors as part of this transaction, said today: “Rio Tinto is pleased to be able to gain an interest in the world’s largest undeveloped copper-gold resource and to be able to bring its world-class operating and technical capability to the Oyu Tolgoi project. We also look forward to taking part in negotiations with the Mongolian Government in the near future on the long-term Investment Agreement for the project.”

Rio Tinto’s investment will be structured in the following stages:
•	Rio Tinto immediately will take up an initial private placement of 37.1 million Ivanhoe shares at a price of US$8.18 (CDN$9.31), representing a premium of 30% to Ivanhoe’s 20-day moving-average share price of US$6.29. The premium to the closing price on October 17, 2006, is 25%. This investment will give Rio Tinto 9.95% of Ivanhoe Mines’ issued share capital as enlarged by the placement, for a total investment of US$303 million (CDN$345 million). Consequently, Ivanhoe’s cash position will exceed US$400 million.
•	Rio Tinto will take up a second tranche private placement following the satisfactory conclusion of an Investment Agreement between Ivanhoe and the Mongolian Government. Rio Tinto has the option to exercise the second tranche earlier. This second tranche will consist of 46.3 million shares at a subscription price of US$8.38 (CDN$9.54), giving total proceeds to Ivanhoe of a further US$388 million (CDN$442 million). The subscription price represents a 33% premium to Ivanhoe’s 20-day moving-average share price of US$6.29, and 28% to the closing price on October 17, 2006. Together, these two placements, and an additional top-up right, will give Rio Tinto up to 19.9% of Ivanhoe’s enlarged issued share capital for a total combined investment of at least US$691 million (CDN$787 million).
•	In addition to the private placements, Rio Tinto also will be granted non-transferable warrants over approximately 92 million Ivanhoe shares — in two equal tranches of approximately 46 million shares — at various exercise prices. When exercised, the warrants will result in additional funds to Ivanhoe of up to US$808 million (CDN$920 million) that, when combined with the private placements, will total approximately US$1.5 billion (CDN$1.7 billion). These warrants entitle Rio Tinto to increase its interest in Ivanhoe to up to 33.35% of the company’s fully diluted share capital. Exercise of the warrants is conditional on the approval of Ivanhoe shareholders at an extraordinary general meeting to be convened in the near future.
Ivanhoe has agreed to use at least 90% of the proceeds received from Rio Tinto to finance the development of Oyu Tolgoi.
Completion of this transaction is subject to receipt of all necessary regulatory approvals.
Rio Tinto’s broad experience with best industry practices to benefit Mongolia
Mr. Friedland said that the Ivanhoe board of directors recognized that Rio Tinto’s corporate leadership in mining and sustainable development, with the Group’s international investment origins in British and Australian business going back more than 100 years, will bring worldwide attention to the development of Mongolia as a democratic and rapidly developing Asian economy.
“Today, Rio Tinto and Ivanhoe are committing to the continued application of best industry practices at Oyu Tolgoi, which is bringing thousands of new jobs, social benefits and sound environmental management to Mongolia, delivering on the South Gobi region’s economic promise while respecting long-established cultural values and supporting local communities.”

The partnership agreement also provides that Ivanhoe and the Mongolian Government will have access to Rio Tinto’s expertise in developing and operating world-class mines.
In addition, Rio Tinto immediately will join Ivanhoe in current talks with the Mongolian Government for a long-term Investment Agreement that will confirm a tax, legal and fiscal framework for the development of the Oyu Tolgoi project. A working group of government officials was appointed last month to work with Ivanhoe and prepare a draft Investment Agreement to be submitted for cabinet consideration.
Mr. Friedland said that several of the world’s largest mining companies had initiated discussions with Ivanhoe on partnership proposals in recent years.
“Our board of directors selected Rio Tinto for its technical expertise and its industry-leading experience in underground block caving, as well as its broad experience in coal mining and marketing.
“Our agreement with Rio Tinto greatly strengthens our development team. With Rio Tinto becoming an important, and possibly the largest, shareholder of Ivanhoe, we have taken a major step toward completing the company’s emergence as one of the world’s leading producers of copper and gold,” Mr. Friedland added.
Mine builders working together again
Mr. Macken said that Rio Tinto is one of the most experienced companies in the engineering, design, construction and operation of underground block caves — the advanced mining method that will be used to recover the world-class copper-gold resource from the Hugo Dummett Deposit at Oyu Tolgoi.
“I am looking forward to being closely associated again with Rio Tinto and the same team that I worked with when developing the Deep Ore Zone block-cave mine at Indonesia’s Grasberg joint-venture complex, currently the largest copper-gold mine in the world, where I was formerly general manager and a member of the Joint Operating Committee. Rio Tinto also is an owner and member of the operating committee of Escondida in Chile, the world’s largest copper mine.
“The partnership between Rio Tinto and Ivanhoe will help to propel Oyu Tolgoi into the ranks of the world’s greatest mines, such as Grasberg and Escondida, to the benefit of Mongolia and its people — and the international shareholders of Ivanhoe and Rio Tinto.”
Joint Technical Committee established to manage Oyu Tolgoi Project
As part of their agreement, Rio Tinto and Ivanhoe have agreed to cooperate on the construction and operation of Oyu Tolgoi.

In particular:
•	Rio Tinto and Ivanhoe immediately will establish a Technical Committee to manage all aspects of the engineering, construction, development and operation of the Oyu Tolgoi complex. The Technical Committee will consist of two members from Ivanhoe, two members from Rio Tinto and a fifth member who will act as committee chairman and senior manager of the Oyu Tolgoi project.
•	Mr. Macken, Ivanhoe President and CEO, will serve as Technical Committee chairman and senior project manager for the first five years as the project ramps up to full production. During this period, unanimous consent of all Technical Committee members will be required for certain specified decisions, including acquisitions, budgetary commitments exceeding US$100 million and material amendments to the long-term Oyu Tolgoi mine plan. After five years, Rio Tinto will have the right to appoint the subsequent chairman.
•	Rio Tinto will make available, at cost during the first five years, its engineering, mining and metallurgical staff to assist Ivanhoe in the mine planning, engineering, design and construction of the Oyu Tolgoi project. In consultation with the Technical Committee, Rio Tinto also will second appropriate employees to the Oyu Tolgoi project, as required.
Tom Albanese to serve as first Rio Tinto appointee to Ivanhoe board of directors
As part of the private placement agreement, Rio Tinto will nominate directors to the Ivanhoe board in proportion to Rio Tinto’s holding of Ivanhoe’s issued share capital. Following the first private placement, Rio Tinto will nominate one director.
Rio Tinto’s first appointee to the Ivanhoe board is Tom Albanese, Director, Group Resources, and head of Exploration. He was formerly Rio Tinto’s chief executive in charge of its copper operations.
Mr. Albanese said Rio Tinto believes that Oyu Tolgoi will be an important project for Mongolia, its economy and its people.
“Wherever we operate in the world, Rio Tinto employs the same high standards of health, safety, environmental performance and community practice.
“The Oyu Tolgoi project will represent a major investment in the country. It will result in increased local employment, the development of important infrastructure in the South Gobi region and can become a catalyst for regional social and economic development.”
The private placement agreement requires that when Rio Tinto is entitled to nominate more than one director, half of the company’s nominees will be Independent Directors as defined under applicable securities laws to continue to maintain the highest standards of Canadian and US corporate governance practices.

Warrants details and placement conditions
•	The warrants will be issued in two equal parallel tranches, each entitling Rio Tinto to purchase up to approximately 46 million newly issued common shares in Ivanhoe. The first tranche, Tranche A, will be exercisable from the date that shareholder approval is obtained for a period ending 12 months after the date of satisfactory completion of the Mongolian Investment Agreement for Oyu Tolgoi. Tranche A will have an exercise price of US$8.38 (CDN$9.54) if exercised before the date six months after the completion of the Mongolian Investment Agreement and US$8.54 (CDN$9.72) if exercised after that date.
•	The second tranche, Tranche B, will be exercisable from the date that shareholder approval is obtained for a period ending 24 months after the date of satisfactory completion of the Mongolian Investment Agreement for Oyu Tolgoi, at a price beginning at US$8.38 (CDN$9.54) and increasing at six-month intervals after the completion of the Mongolian Investment Agreement to US$8.54 (CDN$9.72), US$8.88 (CDN$10.11) and US$9.02 (CDN$10.26) per share. If fully exercised, the two warrant tranches will result in proceeds to Ivanhoe of between US$771 million and US$808 million (CDN$878 million and CDN$920 million), depending upon the timing of their exercise.
•	Ivanhoe will seek the approval of its shareholders as soon as possible. The warrants will be cancelled if they do not receive shareholder approval. Mr. Friedland has undertaken to vote in favour of all shareholder resolutions envisaged by the private placement agreement, including the validity of the warrants.
•	Rio Tinto will be entitled to exercise pre-emptive rights to enable Rio Tinto to participate in future issues of Ivanhoe common shares, or securities convertible into common shares, to maintain its percentage shareholding interest in Ivanhoe.
•	Ivanhoe has previously announced that it is restructuring the company to enhance asset value for shareholders and generate capital for the development of Oyu Tolgoi and its core Mongolian assets. As part of this restructuring, and as a condition of this transaction, Ivanhoe is negotiating the divestiture of its joint venture interest in the Monywa Copper Project in Myanmar.
Standstill agreement
For a period of five years following closing of the first private placement, Rio Tinto will not be able to acquire more than an additional 6.65% of the issued share capital of Ivanhoe in open market transactions. For greater clarity, including the potential exercise of all warrants issued to Rio Tinto, Rio Tinto shall not exceed an aggregate holding of 40% of the issued share capital of Ivanhoe for five years.
These restrictions on share purchases may be waived with prior agreement from the Ivanhoe board of directors and will not apply in the event that Rio Tinto exercises a right of first refusal to purchase any shares Mr. Friedland might choose to sell to any party other than institutional shareholders during the five-year period. Mr. Friedland, who has continued to hold all of his Ivanhoe shares for the past 13 years, has stated that he has no intention of selling shares. The restriction on share purchases will be waived if a third party announces a takeover offer for Ivanhoe Mines.

Company profiles
Ivanhoe Mines
Ivanhoe Mines’ core asset is its Oyu Tolgoi copper and gold project in southern Mongolia, located approximately 80 kilometres north of the Chinese border. The Oyu Tolgoi project, in Mongolia’s South Gobi region, is the world’s largest undeveloped copper-gold resource.
The series of deposits discovered by Ivanhoe Mines at Oyu Tolgoi and on the adjoining Shivee Tolgoi joint-venture property during the past six years stretch over 6.6 kilometres and currently have a measured and indicated resource of 36.3 billion pounds of copper and 20.2 million ounces of gold, plus an inferred resource of 36.4 billion pounds of copper and 13.9 million ounces of gold, at a 0.6% copper equivalent cut-off grade for the underground resources and a 0.3% copper equivalent cut-off grade for the open-pit resources. Ivanhoe is designing a Stage 1 open pit mine and a Stage 2 underground mine for Oyu Tolgoi. A large portion of the open-pit resources have been converted to proven and probable open-pit reserves containing 8.9 billion pounds of recovered copper and 7.6 million ounces of recovered gold. Reserve and resource details are contained in Ivanhoe’s news release issued Feb. 1, 2006. Exploration and resource delineation drilling is continuing 24-hours a day to further expand and increase confidence in the world-class copper and gold resource base.
In addition, Ivanhoe has a coal division that has discovered extensive resources in southern Mongolia. Ivanhoe also directly and indirectly holds exploration rights to areas in central and southern Mongolia where additional discoveries of copper, gold and metallurgical and steam coal are being evaluated. Ivanhoe holds a significant interest in Jinshan Gold (TSX:JIN), which has a gold-mining project under construction in the Chinese province of Inner Mongolia, where Ivanhoe also is exploring copper-gold prospects. Ivanhoe has announced a significant copper-gold discovery in the Cloncurry sub-district of the Mt. Isa mining district of Queensland, Australia.
More information about the company, its mining interests and exploration projects is available at www.ivanhoemines.com.
Rio Tinto
Rio Tinto, with its principal stock market listings in the U.K. and Australia, is headquartered in London, England. It is a leader in finding, mining and processing the earth’s mineral resources, with more than 30,000 employees in 30 businesses that control more than 80 active operations and six exploration regions globally.
The company owns or shares an interest in many of the world’s largest mineral deposits, adhering to a strategy of investing in large, long-life and cost competitive mines that provide quality opportunities. Rio Tinto has important interests in the Grasberg copper-gold mine in Indonesia, the Escondida copper mine in Chile, the Bingham Canyon copper-gold mine and state-of-the-art copper smelter in the State of Utah, USA, the Resolution copper-molybdenum development project in the State of Arizona, USA, and other world-class copper mines in Australia and South Africa. Rio Tinto also is a major supplier of minerals into Asian markets.

Rio Tinto’s market capitalization is approximately US$68 billion. The company’s major products include aluminum, copper, diamonds, coal, uranium, gold, industrial minerals (borates, titanium dioxide, salt and talc) and iron ore. For information see www.riotinto.com.
Note: Canadian dollar equivalents are shown for reference only and were calculated based on the Bank of Canada noon rate on October 17, 2006, of US$1=CDN$1.1380.
CIBC World Markets acted as financial adviser to Ivanhoe Mines. HB Advisers Ltd., the M&A advisory business of the Hatch Group, acted as strategic adviser. Goodmans LLP and Paul, Weiss, Rifkind, Wharton and Garrison LLP acted as legal counsel.
Information contacts
Investors: Bill Trenaman +1.604.688.5755 / Media: Bob Williamson +1.604.688.5755
FORWARD-LOOKING STATEMENTS: This document includes forward-looking statements regarding Ivanhoe Mines’ plans. Forward-looking statements include, but are not limited to, statements concerning the proposed private placement, exercise of warrants, receipt of a long-term investment agreement and the development of the Oyu Tolgoi Project. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.